FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month January, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1	Other news

2	Unaudited Financial Results (Standalone and Consolidated) for the quarter ended December 31, 2021

3	Limited review reports submitted by the statutory auditors of the Bank.

4	Press Release

Item 1

OTHER NEWS

Subject: Board Meeting held on January 22, 2022

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33 and Regulation 52(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“the Listing Regulations”), we enclose herewith the following:

1.	Copy of the unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2021 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Copy of limited review reports submitted by the statutory auditors of the Bank.

A copy of the Press Release being issued in this connection is also enclosed.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com
Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2021 (Q3-2022)	September 30, 2021 (Q2-2022)	December 31, 2020 (Q3-2021)	December 31, 2021 (9M-2022)	December 31, 2020 (9M-2021)	March 31, 2021 (FY2021)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			22,082.60	21,233.64	19,729.79	63,699.65	59,276.60	79,118.27
	a)	Interest/discount on advances/bills		16,234.21	15,738.09	14,034.81	46,956.88	42,649.39	57,288.81
	b)	Income on investments		4,050.30	4,098.07	4,120.45	12,189.88	12,624.94	16,539.78
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		547.58	259.50	458.13	947.85	1,324.08	1,631.91
	d)	Others		1,250.51	1,137.98	1,116.40	3,605.04	2,678.19	3,657.77
2.	Other income (refer note no.6)			4,987.07	4,797.18	4,686.27	13,780.11	14,857.18	18,968.53
3.	TOTAL INCOME (1)+(2)			27,069.67	26,030.82	24,416.06	77,479.76	74,133.78	98,086.80
4.	Interest expended			9,846.56	9,543.90	9,817.33	28,838.11	30,718.30	40,128.84
5.	Operating expenses (e)+(f)			7,074.86	6,572.20	5,778.97	19,684.28	15,558.18	21,560.83
	e)	Employee cost (refer note no. 3)		2,484.84	2,384.59	1,949.93	7,243.82	6,083.35	8,091.78
	f)	Other operating expenses		4,590.02	4,187.61	3,829.04	12,440.46	9,474.83	13,469.05
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			16,921.42	16,116.10	15,596.30	48,522.39	46,276.48	61,689.67
7.	OPERATING PROFIT (3)–(6)			10,148.25	9,914.72	8,819.76	28,957.37	27,857.30	36,397.13
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 5)			2,007.30	2,713.48	2,741.72	7,572.47	13,330.94	16,214.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			8,140.95	7,201.24	6,078.04	21,384.90	14,526.36	20,182.72
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			8,140.95	7,201.24	6,078.04	21,384.90	14,526.36	20,182.72
12.	Tax expense (g)+(h)			1,947.14	1,690.29	1,138.45	5,064.12	2,736.29	3,990.04
	g)	Current period tax		1,647.63	1,577.87	1,401.51	4,527.28	3,272.39	4,665.66
	h)	Deferred tax adjustment		299.51	112.42	(263.06)	536.84	(536.10)	(675.62)
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			6,193.81	5,510.95	4,939.59	16,320.78	11,790.07	16,192.68
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			6,193.81	5,510.95	4,939.59	16,320.78	11,790.07	16,192.68
16.	Paid-up equity share capital (face value ₹ 2 each)			1,388.88	1,387.09	1,380.95	1,388.88	1,380.95	1,383.41
17.	Reserves excluding revaluation reserves			158,389.81	152,176.34	138,269.45	158,389.81	138,269.45	143,029.08
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.19%	0.20%	0.34%	0.19%	0.34%	0.34%
	ii)	Capital adequacy ratio (Basel III)		17.91%	18.33%	18.04%	17.91%	18.04%	19.12%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	8.93	7.95	7.16	23.55	17.63	24.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	8.74	7.79	7.05	23.08	17.42	23.67
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		37,052.74	41,437.41	34,860.43	37,052.74	34,860.43	41,373.42
	ii)	Net non-performing customer assets		7,343.88	8,161.04	4,860.55	7,343.88	4,860.55	9,180.20
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		4.13%	4.82%	4.38%[2]	4.13%	4.38%[2]	4.96%
	iv)	% of net non-performing customer assets to net customer assets		0.85%	0.99%	0.63%[2]	0.85%	0.63%[2]	1.14%
20.	Return on assets (annualised)			1.90%	1.79%	1.70%	1.74%	1.39%	1.42%
21.	Net worth[3]			151,044.26	144,264.76	130,095.79	151,044.26	130,095.79	134,709.32
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.39	0.38	0.50	0.39	0.50	0.51
25.	Total debts to total assets[5]			8.09%	6.50%	9.35%	8.09%	9.35%	7.45%
1.	At December 31, 2021, the percentage of gross non-performing advances (net of write-off) to gross advances was 4.32% (September 30, 2021: 5.12%, March 31, 2021: 5.33%, December 31, 2020: 4.72%) and net non-performing advances to net advances was 0.90% (September 30, 2021: 1.06%, March 31, 2021: 1.24%, December 31, 2020: 0.69%).
2.	Including borrower accounts overdue for more than 90 days at December 31, 2020 and not classified as NPA pursuant to the Supreme Court order, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.42% and 1.26% respectively at December 31, 2020.
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
4.	Debt represent borrowings with residual maturity of more than one year.
5.	Total debt represents total borrowings of the Bank.

1

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)
Particulars	At
	December 31, 2021	September 30, 2021	March 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,388.88	1,387.09	1,383.41	1,380.95
Employees stock options outstanding	196.57	127.22	3.10	3.26
Reserves and surplus	161,482.68	155,269.93	146,122.67	141,384.32
Deposits	1,017,466.71	977,448.59	932,522.16	874,347.55
Borrowings (includes subordinated debt)	109,585.42	82,988.53	91,630.96	111,608.07
Other liabilities and provisions	64,075.37	58,780.94	58,770.38	64,493.04
Total Capital and Liabilities	1,354,195.63	1,276,002.30	1,230,432.68	1,193,217.19

Assets
Cash and balances with Reserve Bank of India	55,643.55	45,097.02	46,031.19	29,405.64
Balances with banks and money at call and short notice	125,265.77	104,946.82	87,097.06	104,863.87
Investments	284,823.43	285,220.04	281,286.54	275,260.63
Advances	813,991.62	764,937.43	733,729.09	699,017.46
Fixed assets	9,155.60	9,153.23	8,877.58	8,716.76
Other assets	65,315.66	66,647.76	73,411.22	75,952.83
Total Assets	1,354,195.63	1,276,002.30	1,230,432.68	1,193,217.19

2

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2021 (Q3-2022)	September 30, 2021 (Q2-2022)	December 31, 2020 (Q3-2021)	December 31, 2021 (9M-2022)	December 31, 2020 (9M-2021)	March 31, 2021 (FY2021)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		24,314.25	23,478.00	22,213.88	70,407.41	66,863.08	89,162.66
	a)	Interest/discount on advances/bills	17,019.99	16,488.48	14,761.80	49,205.91	44,903.43	60,261.69
	b)	Income on investments	5,384.90	5,502.13	5,793.88	16,367.09	17,708.63	23,264.25
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	616.17	321.56	523.19	1,135.18	1,516.38	1,881.72
	d)	Others	1,293.19	1,165.83	1,135.01	3,699.23	2,734.64	3,755.00
2.	Other income (refer note no. 6)		15,551.55	16,006.49	18,205.20	44,294.85	50,761.47	72,029.53
3.	TOTAL INCOME (1)+(2)		39,865.80	39,484.49	40,419.08	114,702.26	117,624.55	161,192.19
4.	Interest expended		10,372.37	10,092.56	10,412.04	30,532.74	32,704.01	42,659.09
5.	Operating expenses (e)+(f)		18,341.79	18,267.01	19,784.13	52,479.64	52,538.36	76,271.67
	e)	Employee cost (refer note no. 3)	3,232.59	3,021.92	2,658.38	9,226.28	8,247.67	11,050.91
	f)	Other operating expenses	15,109.20	15,245.09	17,125.75	43,253.36	44,290.69	65,220.76
6.	TOTAL EXPENDITURE (4)+(5)		28,714.16	28,359.57	30,196.17	83,012.38	85,242.37	118,930.76
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		11,151.64	11,124.92	10,222.91	31,689.88	32,382.18	42,261.43
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 5)		2,128.54	2,774.17	2,700.29	7,873.38	13,454.82	16,377.39
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		9,023.10	8,350.75	7,522.62	23,816.50	18,927.36	25,884.04
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		192.99	254.77	35.37	575.67	90.64	144.29
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		9,216.09	8,605.52	7,557.99	24,392.17	19,018.00	26,028.33
13.	Tax expense (g)+(h)		2,256.20	2,034.92	1,538.21	5,943.02	3,984.98	5,664.37
	g)	Current period tax	1,922.52	1,897.65	1,825.85	5,382.71	4,666.75	6,261.18
	h)	Deferred tax adjustment	333.68	137.27	(287.64)	560.31	(681.77)	(596.81)
14.	Less: Share of profit/(loss) of minority shareholders		423.34	478.76	521.63	1,057.99	1,534.86	1,979.64
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		6,536.55	6,091.84	5,498.15	17,391.16	13,498.16	18,384.32
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		6,536.55	6,091.84	5,498.15	17,391.16	13,498.16	18,384.32
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,388.88	1,387.09	1,380.95	1,388.88	1,380.95	1,383.41
19.	Reserves excluding revaluation reserves		170,403.44	163,965.39	147,679.51	170,403.44	147,679.51	153,075.71
20.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		9.42	8.79	7.97	25.10	20.18	27.26
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		9.21	8.60	7.84	24.56	19.91	26.83

3

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)
Particulars	At
	December 31, 2021	September 30, 2021	March 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,388.88	1,387.09	1,383.41	1,380.95
Employees stock options outstanding	196.57	127.22	3.10	3.26
Reserves and surplus	173,528.00	167,090.67	156,200.99	150,822.87
Minority interest	5,801.53	5,617.31	9,588.34	9,256.60
Deposits	1,044,290.24	1,004,197.02	959,940.02	904,332.98
Borrowings (includes subordinated debt)	154,609.58	128,017.78	143,899.94	154,718.42
Liabilities on policies in force	226,445.59	226,633.26	203,180.04	194,227.16
Other liabilities and provisions	76,643.45	70,982.57	99,616.40	104,610.98
Total Capital and Liabilities	1,682,903.84	1,604,052.92	1,573,812.24	1,519,353.22

Assets
Cash and balances with Reserve Bank of India	55,694.25	45,449.00	46,302.20	29,839.70
Balances with banks and money at call and short notice	139,920.95	118,107.69	101,268.33	118,440.33
Investments	531,822.43	532,848.50	536,578.62	513,138.95
Advances	874,594.01	823,961.92	791,801.39	757,746.07
Fixed assets	10,381.79	10,357.93	10,809.26	10,662.75
Other assets	70,490.41	73,327.88	87,052.44	89,525.42
Total Assets	1,682,903.84	1,604,052.92	1,573,812.24	1,519,353.22

4

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2021 (Q3-2022)	September 30, 2021 (Q2-2022)	December 31, 2020 (Q3-2021)	December 31, 2021 (9M-2022)	December 31, 2020 (9M-2021)	March 31, 2021 (FY2021)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	21,662.91	20,985.88	19,051.50	62,356.13	55,872.62	75,669.29
b	Wholesale Banking	10,327.98	9,686.57	9,279.22	29,484.33	28,054.22	37,194.53
c	Treasury	17,090.39	16,639.52	15,954.61	49,877.39	51,067.28	66,481.09
d	Other Banking	765.09	656.41	849.80	2,126.85	2,460.51	3,180.06
e	Life Insurance	11,157.92	11,658.00	11,085.66	32,000.06	28,947.02	43,621.59
f	General Insurance	..	..	3,369.50	..	9,560.37	12,964.83
g	Others	2,141.48	2,265.23	1,899.98	6,510.50	5,909.60	7,827.03
	Total segment revenue	63,145.77	61,891.61	61,490.27	182,355.26	181,871.62	246,938.42
	Less: Inter segment revenue	23,279.97	22,407.12	21,071.19	67,653.00	64,247.07	85,746.23
	Income from operations	39,865.80	39,484.49	40,419.08	114,702.26	117,624.55	161,192.19
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	3,761.58	2,606.16	(329.50)	6,757.15	5,441.50	7,739.97
b	Wholesale Banking	1,990.64	1,876.37	1,595.87	5,775.47	3,295.46	5,819.95
c	Treasury	2,050.81	2,632.13	2,339.58	7,351.03	8,801.68	10,615.59
d	Other Banking	265.58	156.55	207.35	567.45	495.71	573.57
e	Life Insurance	310.63	474.66	326.46	569.47	967.52	1,081.18
f	General Insurance	..	..	418.23	..	1,503.84	1,953.95
g	Others	1,048.02	1,188.20	1,019.97	3,190.71	2,976.63	4,007.71
h	Unallocated expenses	..	..	2,297.30	1,050.00	(3,750.00)	(4,750.00)
	Total segment results	9,427.26	8,934.07	7,875.26	25,261.28	19,732.34	27,041.92
	Less: Inter segment adjustment	404.16	583.32	352.64	1,444.78	804.98	1,157.88
	Add: Share of profit in associates	192.99	254.77	35.37	575.67	90.64	144.29
	Profit before tax and minority interest	9,216.09	8,605.52	7,557.99	24,392.17	19,018.00	26,028.33
3.	Segment assets
a	Retail Banking	459,678.08	440,449.89	385,721.73	459,678.08	385,721.73	412,498.65
b	Wholesale Banking	362,965.28	334,763.84	317,952.79	362,965.28	317,952.79	325,937.50
c	Treasury	511,884.47	482,178.51	458,737.93	511,884.47	458,737.93	460,232.05
d	Other Banking	66,070.09	65,889.47	76,371.41	66,070.09	76,371.41	75,068.23
e	Life Insurance	241,108.93	241,441.14	207,531.21	241,108.93	207,531.21	216,918.91
f	General Insurance	..	..	38,697.94	..	38,697.94	38,943.61
g	Others	41,015.10	40,544.01	32,816.54	41,015.10	32,816.54	44,599.48
h	Unallocated	11,207.00	10,695.36	15,745.71	11,207.00	15,745.71	14,359.97
	Total	1,693,928.95	1,615,962.22	1,533,575.26	1,693,928.95	1,533,575.26	1,588,558.40
	Less: Inter segment adjustment	11,025.11	11,909.30	14,222.04	11,025.11	14,222.04	14,746.16
	Total segment assets	1,682,903.84	1,604,052.92	1,519,353.22	1,682,903.84	1,519,353.22	1,573,812.24
4.	Segment liabilities
a	Retail Banking	754,170.26	726,094.15	661,293.64	754,170.26	661,293.64	686,920.79
b	Wholesale Banking	309,777.81	293,984.46	256,049.68	309,777.81	256,049.68	282,163.92
c	Treasury	134,624.96	106,797.40	142,021.01	134,624.96	142,021.01	121,596.08
d	Other Banking	48,710.17	48,834.28	59,841.16	48,710.17	59,841.16	56,774.88
e	Life Insurance	232,222.12	232,835.33	198,748.47	232,222.12	198,748.47	207,915.76
f	General Insurance	..	..	31,344.47	..	31,344.47	31,143.21
g	Others	34,099.72	33,601.16	26,809.29	34,099.72	26,809.29	38,195.80
h	Unallocated	5,210.46	5,210.46	5,260.46	5,210.46	5,260.46	6,260.46
	Total	1,518,815.50	1,447,357.24	1,381,368.18	1,518,815.50	1,381,368.18	1,430,970.90
	Less: Inter segment adjustment	11,025.11	11,909.30	14,222.04	11,025.11	14,222.04	14,746.16
	Total segment liabilities	1,507,790.39	1,435,447.94	1,367,146.14	1,507,790.39	1,367,146.14	1,416,224.74
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(294,492.18)	(285,644.25)	(275,571.91)	(294,492.18)	(275,571.91)	(274,422.14)
b	Wholesale Banking	53,187.47	40,779.38	61,903.11	53,187.47	61,903.11	43,773.58
c	Treasury	377,259.51	375,381.11	316,716.92	377,259.51	316,716.92	338,635.97
d	Other Banking	17,359.92	17,055.19	16,530.25	17,359.92	16,530.25	18,293.35
e	Life Insurance	8,886.81	8,605.81	8,782.74	8,886.81	8,782.74	9,003.15
f	General Insurance	..	..	7,353.47	..	7,353.47	7,800.40
g	Others	6,915.38	6,942.84	6,007.25	6,915.38	6,007.25	6,403.68
h	Unallocated	5,996.54	5,484.90	10,485.25	5,996.54	10,485.25	8,099.51
	Total capital employed	175,113.45	168,604.98	152,207.08	175,113.45	152,207.08	157,587.50

5

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	General Insurance' represents ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021. From April 1, 2021, the Bank's share in the net profit of ICICI Lombard General Insurance Company Limited is included in "share of profit in associates".

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

6

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 22, 2022. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q3-2022 and 9M-2022.

2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under The Companies Act, 2013.

3.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee cost over the vesting period. Accordingly, the Bank has recognised additional employee cost of ₹ 194.34 crore during 9M-2022 (Q3-2022: ₹ 69.46 crore and Q2-2022: ₹ 124.88 crore) with a consequent reduction in profit after tax by the said amount.

4.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per RBI circular dated May 5, 2021 (Resolution Framework 2.0):

₹ in crore, except number of accounts
S No	Description	Individual Borrowers		Small businesses
		Personal Loans	Business Loans
(A)	Number of requests received for invoking resolution process under Part A1	43,851	1,775	2,042
(B)	Number of accounts where resolution plan has been implemented under this window	40,435	1,276	1,729
(C)	Exposure to accounts mentioned at (B) before implementation of the plan	3,216.17	514.55	769.79
(D)	Of (C), aggregate amount of debt that was converted into other securities	..	..	..
(E)	Additional funding sanctioned, if any, including between invocation of the plan and implementation	..	..	..
(F)	Increase in provisions on account of the implementation of the resolution plan	640.71	115.68	153.43

1. Includes requests for resolution plan received by September 30, 2021 and processed subsequently.
2. Further, there were 209 borrower accounts with an aggregate exposure of ₹ 146.72 crore, where resolution plan was earlier implemented under RBI’s resolution framework 1.0 and now modified under RBI’s resolution framework 2.0.

5.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Regulatory measures like moratorium on payment of dues and standstill in asset classification were implemented to mitigate the economic consequences on borrowers. The pandemic resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021.

The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. The lock-down measures were lifted gradually, as the second wave subsided from June 2021 onwards. The impact of the recent outbreak of third wave of Covid-19 has been mild till date. However, it has led to re-imposition of some localised/regional restrictive measures in the country.

The Bank made net Covid-19 related provision of ₹ 4,750.00 crore in FY2021 and held an aggregate Covid-19 related provision of ₹ 7,475.00 crore at March 31, 2021. During 9M-2022, the Bank wrote-back Covid-19 related provision of ₹ 1,050.00 crore (Q3-2022 and Q2-2022: Nil; Q1-2022: ₹ 1,050.00 crore) and accordingly held Covid-19 related provision of ₹ 6,425.00 crore at December 31, 2021.

While there has been significant progress in vaccination programme and the impact of the third wave of Covid-19 in India has been mild till date, the impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, effectiveness of the vaccinations, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.

6.	During Q3-2021, the Bank had sold equity shares in its subsidiaries and made a net gain of ₹ 328.64 crore in standalone financial results and ₹ 301.05 crore in consolidated financial results (Q3-2022 and 9M-2022: Nil; 9M-2021 and FY2021: net gain of ₹ 3,669.94 crore in standalone financial results and ₹ 3,297.05 crore in consolidated financial results).

7.	During Q3-2022, the Bank has allotted 8,941,846 equity shares of ₹ 2 each pursuant to exercise of employee stock options.

8.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2021, leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

7

10.	The Bank’s investment in ICICI Lombard General Insurance Company Limited (ICICI General) has been accounted as an associate in consolidated financial statements from Q1-2022 due to reduction in the Bank’s shareholding in ICICI General below 50.0%. Accordingly, the consolidated financial results for Q3-2022 and 9M-2022 are not comparable with the previous periods.

11.	The above standalone and consolidated financial results for Q3-2022, Q2-2022 and 9M-2022 have been reviewed by the joint statutory auditors, M S K A & Associates, Chartered Accountants and Khimji Kunverji & Co LLP, Chartered Accountants. The standalone and consolidated financial results for Q3-2021, 9M-2021 and FY2021 were reviewed/audited by another firm of Chartered Accountants, Walker Chandiok & Co LLP, on which they had issued unmodified conclusion/opinion.

12.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Anup Bagchi
Mumbai	Executive Director
January 22, 2022	DIN-00105962

8

Item 3

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

602 Floor 6, Raheja Titanium, Western Express Highway, Geetanjali, Railway Colony, Ram Nagar, Goregaon (E), Mumbai 400 063	Level-19, Sunshine Tower, Senapati Bapat Marg, Elphinstone Road. Mumbai 400 013

Independent Auditor’s Review Report on unaudited standalone quarterly financial results and standalone year to date financial results of ICICI Bank Limited pursuant to the Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended December 31, 2021 and year to date for the period April 1, 2021 to December 31, 2021 (‘the Statement’) being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended (‘the Regulation’), except for the disclosures relating to Pillar 3 disclosures as at December 31, 2021, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 8 to the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared by the Bank’s Management in accordance with the recognition and measurement principles laid down in Accounting Standard 25 ‘Interim Financial Reporting’ (‘AS 25’) prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘RBI’) from time to time (‘RBI Guidelines’) and other recognised accounting principles generally accepted in India. Our responsibility is to express a conclusion based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the standalone financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited standalone financial results prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, RBI Guidelines and other accounting principles generally accepted in India has not disclosed the information required to be disclosed in terms of the Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at December 31, 2021, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 8 to the Statement and have not been reviewed by us.

5.	We draw attention to Note 5 of the Statement, which describes that the extent to which the Covid-19 pandemic will continue to impact the Bank’s results will depend on the ongoing and future developments which are uncertain. Our conclusion is not modified in respect of this matter.

6.	The financial results of the Bank for the corresponding quarter and year to date for the period April 1, 2020 to December 31, 2020 was reviewed by another auditors whose report dated January 30, 2021 expressed an unmodified conclusion on those financial results and the financial statements of the Bank for the year ended March 31, 2021 were audited by another auditors whose report dated April 24, 2021 expressed an unmodified opinion on the financial statements. Our conclusion is not modified in respect of these matters.

For M S K A & Associates	For Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Membership No.: 118580	Membership No.: 117348
UDIN: 22118580AAAAAD7379	UDIN: 22117348AAAAAT2265

Place: Mumbai	Place: Mumbai
Date: January 22, 2022	Date: January 22, 2022

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

602 Floor 6, Raheja Titanium, Western Express Highway, Geetanjali, Railway Colony, Ram Nagar, Goregaon (E), Mumbai 400 063	Level-19, Sunshine Tower, Senapati Bapat Marg, Elphinstone Road. Mumbai 400 013

Independent Auditor’s Review Report on unaudited consolidated quarterly financial results and consolidated year to date financial results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Holding Company’ / ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’) and its share of the net profit after tax of associates for the quarter ended December 31, 2021 and year to-date for the period April 1, 2021 to December 31, 2021 (‘the Statement’) being submitted by the Bank pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended (‘the Regulations’), except for the disclosures relating to Pillar 3 disclosures as at December 31, 2021, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 8 to the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Holding Company’s Management and has been approved by the Holding Company’s Board of Directors, has been prepared by the Holding Company’s Management in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’) and other accounting principles generally accepted in India. Our responsibility is to express a conclusion based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33 (8) of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended, to the extent applicable.

4.	The Statement includes the results/information of the entities referred in Annexure 1

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, and based on the consideration of the review reports of the other auditors referred to in paragraph 9 & 10 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to Pillar 3 disclosures as at December 31, 2021, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 8 to the Statement and have not been reviewed by us.

6.	We draw attention to Note 5 to the Statement, which describes the extent to which the Covid-19 pandemic will continue to impact the Group’s results will depend on the ongoing and future developments which are uncertain. Our conclusion is not modified in respect of this matter.

7.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated January 18, 2022 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at December 31, 2021 is the responsibility of the Company's Panel Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at December 31, 2021 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect or which premium has been discontinued but liability exists, as contained in the interim condensed financial statements of the Company’. Our conclusion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

8.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated January 19, 2022, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at December 31, 2021 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the interim condensed financial statements of the Company’. Our conclusion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

9.	We did not review/audit the interim financial statements / information of eleven subsidiaries, whose financial statements / information reflect total assets Rs.3,34,908.49 crore (before consolidation adjustments) as at December 31, 2021, total revenues of Rs.13,637.19 crore (before consolidation adjustments) and Rs.39,599.23 crore (before consolidation adjustments) and total net profit after tax of Rs.1,167.10 crore (before consolidation adjustments) and Rs.3,138.25 crore (before consolidation adjustments), for the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021, as considered in the unaudited consolidated financial result. This interim financial statements/information have been reviewed/audited by other auditors whose review/audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review/audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements/information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/information of these three subsidiaries are not material to the Group. Our conclusion is not modified in respect of these matters.

10.	The Statement also includes the Group's share of net profit of Rs.152.38 crore (before consolidation adjustments) and Rs.460.56 crore (before consolidation adjustments), for the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021, respectively, in respect of an associate whose interim financial information/ financial result have not been audited by us. This interim financial statements/information have been audited by other auditors whose audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Our conclusion is not modified in respect of this matter.

11.	The Statement also includes the interim financial statements/information of five subsidiaries, whose interim financial statements/information reflect total assets of Rs.90.83 crore (before consolidation adjustments) as at December 31, 2021, total revenues of Rs.7.91 crore (before consolidation adjustments) and Rs.38.25 crore (before consolidation adjustments) and total net profit after tax of Rs.1.67 crore (before consolidation adjustments) and Rs.58.27 crore (before consolidation adjustments), for the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021. The Statement also includes the Group's share of net profit of Rs.40.61 crore (before consolidation adjustments) and Rs.115.11 crore (before consolidation adjustments), for the quarter ended December 31, 2021, and for the period from April 01, 2021 to December 31, 2021, respectively, in respect of seven associates. The interim financial statements/information of these subsidiaries and associates have not been reviewed/audited and have been furnished to us by the management. Our conclusion on the Statement and our report in terms of the Regulations, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed interim financial statements /information. According to the Information and explanations given to us by the management, this interim financial statements/information are not material to the Group. Our conclusion is not modified in respect of these matters.

12.	The consolidated financial results of the Bank for the corresponding quarter and year to date period April 1, 2020 to December 31, 2020 were reviewed by another auditors whose report dated January 30, 2021 expressed an unmodified conclusion on those consolidated financial results and the consolidated financial statements of the Bank for the year ended March 31, 2021 were audited by another auditors whose report dated April 24, 2021 expressed an unmodified opinion on those consolidated financial statements. Our conclusion is not modified in respect of these matters.

For M S K A & Associates	For Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Membership No.: 118580	Membership No.: 117348
UDIN: 22118580AAAAAE9248	UDIN: 22117348AAAAAU2501

Place: Mumbai	Place: Mumbai
Date: January 22, 2022	Date: January 22, 2022

Annexure 1

List of entities included in the Statement

Holding Company

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 22, 2022

Performance Review: Quarter ended December 31, 2021

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 25% year-on-year to ₹ 10,060 crore (US$ 1.4 billion) in the quarter ended December 31, 2021 (Q3-2022)

•	Net interest income grew by 23% year-on-year

•	Profit after tax grew by 25% year-on-year to ` 6,194 crore (US$ 833 million) in Q3-2022

•	Total period-end deposits crossed ₹ 10 lakh crore

•	Total deposits grew by 16% year-on-year to ` 10,17,467 crore (US$ 136.9 billion) at December 31, 2021

•	Average CASA ratio was 45% in Q3-2022

•	Domestic loan portfolio grew by 18% year-on-year

•	Net NPA ratio declined from 0.99% at September 30, 2021 to 0.85% at December 31, 2021, the lowest since March 31, 2014

•	Provision coverage ratio was 79.9% at December 31, 2021

•	Total capital adequacy ratio was 19.79% and Tier-1 capital adequacy ratio was 18.81% on a standalone basis at December 31, 2021 (including profits for the nine months ended December 31, 2021 (9M-2022))

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2021 (Q3-2022). The joint statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended Q3-2022.

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 25% year-on-year to ₹ 10,060 crore (US$ 1.4 billion) in Q3-2022 from ₹ 8,054 crore (US$ 1.1 billion) in the quarter ended December 31, 2020 (Q3-2021)

•	Net interest income (NII) increased by 23% year-on-year to ₹ 12,236 crore (US$ 1.6 billion) in Q3-2022 from ₹ 9,912 crore (US$ 1.3 billion) in Q3-2021

•	The net interest margin was 3.96% in Q3-2022 compared to 3.67% in Q3-2021 and 4.00% in the quarter ended September 30, 2021 (Q2-2022)

•	Non-interest income, excluding treasury income, increased by 25% year-on-year to ₹ 4,899 crore (US$ 659 million) in Q3-2022 from ₹ 3,921 crore (US$ 527 million) in Q3-2021

•	Fee income grew by 19% year-on-year to ₹ 4,291 crore (US$ 577 million) in Q3-2022 from ₹ 3,601 crore (US$ 484 million) in Q3-2021. Fees from retail, business banking and SME customers constituted about 76% of total fees in Q3-2022

•	Treasury income was ₹ 88 crore (US$ 12 million) in Q3-2022 compared to ₹ 766 crore (US$ 103 million) in Q3-2021. The treasury income in Q3-2021 included gain of ₹ 329 crore (US$ 44 million) from sale of shares of ICICI Securities

•	Provisions (excluding provision for tax) declined by 27% year-on-year to ₹ 2,007 crore (US$ 270 million) in Q3-2022 from ₹ 2,742 crore (US$ 369 million) in Q3-2021

•	The profit before tax grew by 34% year-on-year to ₹ 8,141 crore (US$ 1.1 billion) in Q3-2022 from ₹ 6,078 crore (US$ 818 million) in Q3-2021

•	On a standalone basis, the profit after tax grew by 25% year-on-year to ₹ 6,194 crore (US$ 833 million) in Q3-2022 from ₹ 4,940 crore (US$ 665 million) in Q3-2021

•	On a standalone basis, the profit after tax grew by 38% year-on-year to ₹ 16,321 crore (US$ 2.2 billion) in 9M-2022 from ₹ 11,790 crore (US$ 1.6 billion) in 9M-2021

Growth in digital and payments platforms

In December 2020, the Bank had expanded its mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There have been 53 lakh activations from non-ICICI Bank account holders as of end-December 2021. The value of transactions by non-ICICI Bank account holders increased by 73% sequentially in Q3-2022.

The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ. InstaBIZ offers various services such as instant overdraft facility, payment of Goods and Services Tax (GST), foreign exchange deal booking, business loans based on revenues reported in GST returns, automatic bank reconciliations and inward and outward remittances. The value of financial transactions on InstaBIZ grew by about 68% year-on-year in Q3-2022. The Bank’s supply chain platforms enable corporates to seamlessly manage their supply chain financing and payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. The value of transactions through these supply chain platforms in Q3-2022 was 3.5 times the value of transactions in Q3-2021.

The value of the Bank’s merchant acquiring transactions through Unified Payments Interface (UPI) in Q3-2022 was 2.2 times the value of transactions in Q3-2021 and grew by 34% sequentially.

The value of mobile banking transactions increased by 50% year-on-year to ₹ 4,55,326 crore (US$ 61.3 billion) in Q3-2022. Digital channels like internet, mobile banking, PoS and others accounted for over 90% of the savings account transactions in 9M-2022. The Bank is the market leader in electronic toll collections through FASTag. The Bank had a market share of 39% by value in electronic toll collections through FASTag in Q3-2022, with a 42% year-on-year growth in collections.

The Bank had launched ICICI STACK for corporates and has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The volume of transactions through these solutions in Q3-2022 was 3.7 times the volume of transactions in Q3-2022. These solutions along with the Bank’s extensive client coverage have supported the growth in average current account deposits. The value of transactions on the Bank’s Trade Online platform, which allows customers to carry out most of their trade finance and foreign exchange related transactions digitally, grew by about 90% year-on-year in Q3-2022. The Bank recently launched TradeEmerge for importers and exporters across India, offering banking as well as value-added services. This initiative makes cross border trade hassle-free, quick and convenient, as it offers an array of services in one place.

Credit growth

The retail loan portfolio grew by 19% year-on-year and 5% sequentially, and comprised 61.3% of the total loan portfolio at December 31, 2021. Including non-fund outstanding, the retail loan portfolio was 51.3% of the total portfolio at December 31, 2021. The value of credit card spends in Q3-2022 was 2.2 times the value of credit card spends in Q3-2021 and grew by 27% sequentially. The business banking portfolio grew by 39% year-on-year and 9% sequentially at December 31, 2021. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 34 million), grew by 34% year-on-year and 10% sequentially at December 31, 2021. Growth in the domestic wholesale banking portfolio was 13% year-on-year and 9% sequentially at December 31, 2021. The domestic advances grew by 18% year-on-year and 6% sequentially at December 31, 2021. Total advances increased by 16% year-on-year and 6% sequentially to ₹ 813,992 (US$ 109.5 billion) at December 31, 2021.

Deposit growth

Total deposits increased by 16% year-on-year and 4% sequentially to ₹ 10,17,467 crore (US$ 136.9 billion) at December 31, 2021. Average current account deposits increased by 34% year-on-year. Average savings account deposits increased by 25% year-on-year. Total term deposits increased by 12% year-on-year to ₹ 536,811 crore (US$ 72.2 billion) at December 31, 2021.

The Bank had a network of 5,298 branches and 13,846 ATMs at December 31, 2021.

Asset quality

The net non-performing assets declined by 10% sequentially to ₹ 7,344 crore (US$ 988 million) at December 31, 2021 from ₹ 8,161 crore (US$ 1.1 billion) at September 30, 2021. The net NPA ratio declined to 0.85% at December 31, 2021 from 0.99% at September 30, 2021.

During Q3-2022, there were net deletions from gross NPAs of ₹ 191 crore (US$ 26 million), excluding write-offs and sale, compared to net additions of ₹ 96 crore (US$ 13 million) in Q2-2022. The gross NPA additions declined to ₹ 4,018 crore (US$ 541 million) in Q3-2022 from ₹ 5,578 crore (US$ 750 million) in Q2-2022 and ₹ 7,231 crore (US$ 973 million) in the quarter ended June 30, 2021 (Q1-2022). Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 4,209 crore (US$ 566 million) in Q3-2022. The gross NPAs written-off in Q3-2022 were ₹ 4,088 crore (US$ 550 million).

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines was ₹ 9,684 crore (US$ 1.3 billion) or 1.2% of total advances at December 31, 2021, a similar level compared to September 30, 2021. The Bank holds provisions amounting to ₹ 2,436 crore (US$ 328 million) against these borrowers under resolution, as of December 31, 2021. In addition, the Bank continues to hold Covid-19 provisions of ₹ 6,425 crore (US$ 864 million) as of December 31, 2021, the same level as September 30, 2021. The loan and non-fund based outstanding to performing borrowers rated BB and below reduced to ₹ 11,842 crore (US$ 1.6 billion) at December 31, 2021 from ₹ 12,714 crore (US$ 1.7 billion) at September 30, 2021.

Capital adequacy

The Bank’s total capital adequacy at December 31, 2021 was 19.79% and Tier-1 capital adequacy (including profits for 9M-2022) was 18.81% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

Consolidated results

The consolidated profit after tax increased by 19% year-on-year to ₹ 6,536 crore (US$ 879 million) in Q3-2022 from ₹ 5,498 crore (US$ 740 million) in Q3-2021 (Q2-2022: ₹ 6,092 crore (US$ 820 million)).

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 35% year-on-year to ₹ 1,388 crore (US$ 187 million) in 9M-2022 from ₹ 1,030 crore (US$ 139 million) in the nine months ended December 31, 2020 (9M-2021). The new business premium increased by 30% year-on-year to ₹ 10,248 crore (US$ 1.4 billion) in 9M-2022 from ₹ 7,899 crore (US$ 1.1 billion) in 9M-2021. The new business margin increased from 25.1% in FY2021 to ₹ 27.1% in 9M-2022. The profit after tax was ₹ 311 crore (US$ 42 million) in Q3-2022 compared to ₹ 306 crore (US$ 41 million) in Q3-2021.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 26% year-on-year to ₹ 13,311 crore (US$ 1.8 billion) in 9M-2022 from ₹ 10,525 crore (US$ 1.4 billion) in 9M-2021. The combined ratio was 111.0% in 9M-2022 compared to 99.1% in 9M-2021. The profit after tax of ICICI General was ₹ 318 crore (US$ 43 million) in Q3-2022 compared to ₹ 314 crore (US$ 42 million) in Q3-2021. Prior period numbers are not comparable due to the reflection of the Scheme of Arrangement between ICICI General and Bharti AXA General Insurance Company in current period numbers.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew by 42% year-on-year to ₹ 380 crore (US$ 51 million) in Q3-2022 from ₹ 267 crore (US$ 36 million) in Q3-2021.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, was ₹ 334 crore (US$ 45 million) in Q3-2022 compared to ₹ 358 crore (US$ 48 million) in Q3-2021.

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2021	Q3-2021	9M-2021	Q2-2022	Q3-2022	9M-2022
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	38,989	9,912	28,558	11,690	12,236	34,862
Non-interest income	13,923	3,921	9,786	4,400	4,899	13,005
- Fee income	12,659	3,601	8,844	3,811	4,291	11,321
- Dividend income from subsidiaries/associates	1,234	356	877	583	603	1,596
- Other income	30	(36)	65	6	5	88
Less:
Operating expense	21,561	5,779	15,558	6,572[2]	7,075[2]	19,684[2]
Core operating profit[1]	31,351	8,054	22,786	9,518	10,060	28,183
- Treasury income	5,046[3]	766[3]	5,071[3]	397	88	774
Operating profit	36,397	8,820	27,857	9,915	10,148	28,957
Less:
Total net provision	16,214	2,742	13,331	2,714	2,007	7,572
Covid-19 related provisions[4]	4,750	(1,800)	3,750	-	-	(1,050)
Other provisions	11,464	4,542	9,581	2,714	2,007	8,622
Profit before tax	20,183	6,078	14,526	7,201	8,141	21,385
Less:
Provision for taxes	3,990	1,138	2,736	1,690	1,947	5,064
Profit after tax	16,193	4,940	11,790	5,511	6,194	16,321

1.	Excluding treasury income

2.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee expense over the vesting period. Accordingly, the Bank has accounted for additional employee expenses of ₹ 125 crore (US$ 17 million) during Q2-2022, ₹ 69 crore (US$ 9 million) during Q3-2022 and ₹ 194 crore (US$ 26 million) during 9M-2022 with a consequent reduction in profit after tax by the said amount

3.	Includes profit on sale of shareholding in subsidiaries of ₹ 329 crore (US$ 44 million) in Q3-2021 and ₹ 3,670 crore (US$ 494 million) in 9M-2021 and FY2021

4.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Regulatory measures like moratorium on payment of dues and standstill in asset classification were implemented to mitigate the economic consequences on borrowers. The pandemic resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021. The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. The lock-down measures were lifted gradually, as the second wave subsided from June 2021 onwards. The impact of the recent outbreak of third wave of Covid-19 has been mild till date. However, it has led to re-imposition of some localised/regional restrictive measures in the country.

The Bank made net Covid-19 related provision of ₹ 4,750 crore (US$ 639 million) in FY2021 and held an aggregate Covid-19 related provision of ₹ 7,475 crore (US$ 1.0 billion) at March 31, 2021. During 9M-2022, the Bank wrote-back Covid-19 related provision of ₹ 1,050 crore (US$ 141 million) (Q2-2022: Nil, Q3-2022: Nil) and accordingly held Covid-19 related provision of ₹ 6,425 crore (US$ 864 million) at December 31, 2021.

While there has been significant progress in vaccination programme and the impact of the third wave of Covid-19 in India has been mild till date, the impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, effectiveness of the vaccinations, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.

5.	Prior period numbers have been re-arranged wherever necessary

Summary Balance Sheet

₹ crore

	31-Dec-20	31-Mar-21	30-Sep-21	31-Dec-21
	Unaudited	Audited	Unaudited	Unaudited
Capital and Liabilities
Capital	1,381	1,383	1,387	1,389
Employee stock options outstanding	3	3	127	197
Reserves and surplus	141,384	146,123	155,270	161,483
Deposits	874,348	932,522	977,449	1,017,467
Borrowings (includes subordinated debt)	111,608	91,631	82,989	109,585
Other liabilities	64,493	58,771	58,780	64,075
Total capital and liabilities	1,193,217	1,230,433	1,276,002	1,354,196

Assets
Cash and balances with Reserve Bank of India	29,406	46,031	45,097	55,644
Balances with banks and money at call and short notice	104,864	87,097	104,947	125,266
Investments	275,261	281,287	285,220	284,823
Advances	699,017	733,729	764,937	813,992
Fixed assets	8,717	8,878	9,153	9,156
Other assets	75,952	73,411	66,648	65,316
Total assets	1,193,217	1,230,433	1,276,002	1,354,196

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the sustenance of economic activity at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 74.34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 22, 2022	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager